Exhibit (b)(5)

Form of Notice

Discount Investment Corporation Ltd.
[Letterhead]

Immediate Report re the Results of the Offer to Purchase
Section 5(f) of the Securities Regulations (Purchase Offer) 5760-2000

1.	Name of the target company – Koor Industries Ltd.

2.	Number of the target company at the Registrar of Companies – 520014143

3.	Number of the target company at the Tel Aviv Stock Exchange – 649

4.	Reference number of the original offer to purchase – 2006-01-086230 and 2006-01-099028. Date of publication of the original offer to purchase – August 30, 2006

5.	Details in respect of the offer to purchase results are as follows:

Special Offer to Purchase

A.	Offer to purchase – shares

B.	Please note that in a special offer to purchase which was accepted, offerees who did not give notice of their position regarding the offer to purchase, or which objected to it, may agree to the offer under the same terms and conditions that applied to the acceptance of the offer to purchase, by _____ at _______.

C.	The amount of shares that was offered to purchase: 890,000, which constitute 5.4% of the share capital and the voting rights in the company.

D.	The amount of shares in respect of which notices of acceptance were received: 6,782,999 which constitute 41.1% of the share capital of and the voting rights in the company.

E.	The amount of shares that will be purchased pursuant to the offer: 890,000, which constitute 5.4% of the share capital of and the voting rights in the company.

6.	In a full tender offer, the condition to execute a forced sale pursuant to Section 337(a) of the Israeli Companies Law 1999:

a.	The date of execution of the purchase from the offerees who did not accept ________.

b.	The manner of execution of the purchase from the offerees who did not accept ________.

Approximately 13.121% of the amount of shares in respect of which acceptance notices have been submitted will be purchased from each shareholder.

[details of transmitting person]